



02051483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August 09 , 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: August 09, 2002

By: _____

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

August 09, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Petróleo Brasileiro S.A. - PETROBRAS Reg. No. 333-12298</u>

Ladies and Gentlemen:

Enclosed for filing are eight complete copies of the free translation of the document **"MAJOR NEW FIND TO THE NORTH OF THE CAMPOS BASIN"** filed on Form 6-K pursuant to Rule 15d-16 of the Securities Exchange Act of 1934 (the "Exchange Act"), which was filed with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission), on August 06, 2002 pursuant to the CVM's rules governing listed companies in Brazil.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please do not hesitate to contact the undersigned at (55 - 21) 2534-1510 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours

Luciana Bastos de Freitas Rachid
Executive Manager
Investor Relations



PETROBRAS

PETROBRAS ANNOUNCES SECOND QUARTER 2002 RESULTS

(Rio de Janeiro – August 9, 2002) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in millions of Reais, according to generally accepted Brazilian accounting principles.

For the second quarter of 2002 (2Q2002) PETROBRAS reported consolidated net income of R$2,035 million, an increase of 135% over 1Q2002. As of June 30, 2002, market capitalization was R$56,127 million.

. Consolidated net income for 2Q2002 was R$2,035 million, a 35% decrease when compared to the same period last year (R$3,140 million), due mainly to lower selling prices for oil products, which reflected international trends, 5% lower domestic sales volume and higher net foreign exchange losses as the result of the significant Real depreciation against the dollar (22.4% in 2Q2002 versus 6.6% in 2Q2001). These factors were partially offset by higher export volumes, mainly from the Marlim Field as well as lower average per-unit selling expenses. Consolidated net income for the first half of 2002 (1H2002) was R$2,901 million, or 46% lower than in 1H2001 (R$5,415 million).

. Consolidated gross operating revenue in2Q2002 was R$22,862 million, while net operating revenue totaled R$15,799 million, reflecting the increase in oil product prices in the domestic market and higher exports (77% in volume terms and 89% in revenue terms). Gross operating revenue and net operating revenue for the second quarter of last year was R$19,800 million and R$14,711 million, respectively.

. EBITDA for 2Q2002 was 17% higher than in the same quarter of 2001, and cash generation remained strong at R$5.6 billion. EBITDA for 1H2002 was R$8.0 billion (R$9.5 billion in 1H2001). This level of cash generation enabled the Company to increase CAPEX by 55% compared to 1H2001.

. Domestic 2Q2002 production of oil, NGL and natural gas reported a year-over-year increase of approximately 18%, reaching an average for the quarter of 1,791 thousand barrels/day. PETROBRAS set a new Brazilian monthly oil and NGL production record in June 2002 of 1,550 thousand barrels/day, of which, 82% came from the Campos basin field. In a year-over-year comparison, total 1H2002 production grew by 13%.

. On June 30, 2002, the Company's market capitalization was R$56,127million, a decrease of 14% from March 31, 2002, and equivalent to 166% of the controlling company's shareholders equity (R$33,761 million).

PETROBRAS SYSTEM

Table of contents:



PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

MAJOR NEW FIND TO THE NORTH OF THE CAMPOS BASIN

In January 2001, Petrobras reported an oil-find, 80 kilometers off the southern coast of the State of Espírito Santo, following the drilling of exploratory well 1-ESS-100 in a water depth of 1,246 meters. This well reached a 46-meter thick oil zone, with characteristics similar to those in Campos Basin.

In May of this year, the company began drilling operations to verify the extent of the reservoir. The second well (6-ESS-109D), approximately 3 km away from the initial find, also struck oil at a similar depth, but in this case, the oil zone layer was 120 meters thick, 75 meters more than the original discovery. In addition, a further discovery was made in a 25-meter older oil-bearing reservoir not detected by the pioneer 1-ESS-100 well.

Last month, the company drilled a horizontal well 3-ESS-100HP, 1,000 meters far from the initial exploratory well. The results of this well are still being evaluated, although initial tests have shown a daily capacity of 3,000 barrels per day of a 17° API oil, with a potential for daily production levels as high as 20,000 bpd.

Petrobras now has scheduled a six-month Long Term Test (TLD) to evaluate the real production capacity and, for this purpose, Petrobras will be using the FPSO Seillean. In this test, for the first time it will be used a pumping system with unique characteristics. The Electrical Submersible Pump (ESP) to be used will be the largest in use anywhere in the oil industry, with a capacity over 20.000 bpd.

It is planned the drilling of two additional appraisal wells to obtain a better mapping of the discovery. Once it is done, a report on the commercial viability and the appropriate production development plan will be submitted to the National Petroleum Agency (ANP), the industry regulator.

Estimated reserves from this find are 600 million boe, taking into account only the principal oil bearing zone.

Rio de Janeiro, August 9, 2002

João P. Nogueira Batista
CFO and Investor Relations Director


Comments from Mr. Francisco Gros, CEO

Consolidated second quarter net income for PETROBRAS amounted to R$2,035 million, 135% higher than the 1Q02 results. This result reflected the enhancement of the international market margins positively revealing not only for the Company but also for the industry as a whole.

Since the beginning of the year PETROBRAS has demonstrated its ability to operate in a competitive and totally deregulated environment, and achieve solid operating and financial results, consolidating its leadership position in the markets in which it operates.

The following are some of the operational achievements and initiatives we would like to highlight:

Operational highlights:

We set a new Brazilian semi-annual oil production record, with average production reaching 1,510 thousand bpd, 14.3% higher than in the first half of 2001. By comparison, average oil production growth at companies the size of PETROBRAS is nearer 3% annually. In June, production reached a remarkable 1,550 thousand bpd, 1.2% higher than the previous record set in May, with about 82% coming from the Campos basin.

We successfully participated in ANP's 4th Tender of Exploration Blocks. The Company acquired, both independently and in consortium, eight new exploration concessions, five of which through consortium, enabling it to replenish and extend the life of its portfolio of exploration projects, which now have increased from 55 to 63.

Increased oil production together with attractive international oil prices generated record export levels for oil, which enabled PETROBRAS to end the quarter with net imports of only 15 thousand bpd. In other words, we basically achieved equilibrium in the trade balance for the quarter.

In the first semester of 2002 PETROBRAS achieved some goals in the HSE area. The crude and oil products leakages until June 2002 was only 68 m3 against 2,619 m3 in 2001. We had a great reduction in the fatalities and also in the Employee Lost Time Injury Frequency index for both Petrobras and contracted workers. These results due to a variety of actions presently in place especially the great cultural changes in all of the Company's levels that transformed the PETROBRAS' way of managing the HSE activities.

Financial and Corporate Highlights:

The Company's operating and financial results continue to be strong, despite adverse international conditions and a volatile exchange rate, as shown by strong second quarter operating cash generation of R$5,557 million, 17% higher than in 2Q2001.

The second quarter operating margin improved over that of the first quarter, a result of higher domestic oil product sales prices, which reflected the enhancement of the international market margins due to the increase in the oil products prices in comparison with crude oil.

The Board of Directors approved the Company's Good Practices Code as well as its Corporate Governance Guidelines concerning, among other things, aspects of how the Board itself operates, as well as the question of consultation with preferred shareholders on certain issues. This, together with the approval of the Company's Bylaws at the General Shareholders Meeting of June 10, 2002, shows that Petrobras is upholding the best Corporate Governance standards in the market.

The Board of Directors also approved the shelf registration at the Securities and Exchange Commission – SEC - to issue up to $8 billion in fixed income or equity securities over the next 24 months. This is standard practice for large


issue, giving PETROBRAS greater flexibility to tap the international capital markets.

On May 14 2002, in New York, PETROBRAS won three of the most important awards granted annually by the American publication *Investor Relations Magazine*: the Best Investor Relations by a Brazilian Company, the Most Improved Investor Relations and the Best Annual Report. These achievements are the result of our continuous efforts to improve PETROBRAS' relations with its investors through greater disclosure and transparency of information and closer relationships with its shareholders and public interest groups.

Events subsequent to quarter-end:

There are three important events that I would like to highlight, which occurred after quarter-end and which reflect the Company's determination to achieve the targets set out in its strategic plan:

- The New York Stock Exchange launched four new indexes and chose PETROBRAS to be part of two of them: The NYSE International 100 Index and the NYSE World Leaders Index.

- The Spanish Depositary Receipt-Latibex program was launched for PETROBRAS' common and preferred stock.

- PETROBRAS announced a preliminary agreement to acquire share control of Perez Companc S.A.



PETROBRAS SYSTEM   Financial Highlights

Consolidated Results

PETROBRAS, its subsidiaries and controlled companies, reported consolidated net income of R$2,035 million in 2Q2002, with operating profit growing 179% compared to 1Q2002.

				Millions of Reais (R$)			
	Second Quarter				First Half		
1Q-2002	2002	2001	Δ %		2002	2001	Δ %
17,778	22,862	19,800	15	Gross Operating Revenue	40,640	38,622	5
11,239	15,799	14,711	7	Net Operating Revenue	27,038	28,211	(4)
1,576	4,403	4,153	6	Operating Profit [(1)]	5,979	7,770	(23)
143	(1,826)	(524)	248	Interest Income (Expenses)	(1,684)	(1,269)	(33)
866	2,035	3,140	(35)	Net Income for the period	2,901	5,415	(46)
0.80	1.87	2.89	(35)	Net income per share	2.67	4.99	(46)
65,252	56,127	62,002	(9)	Market Value (Parent Company)	56,127	62,002	(9)

(1) Before financial income and expenses and gains from investments in subsidiaries.

Net Consolidated Income

The main factors affecting the Company's net consolidated income in 1H2002 were:

- Increased production of oil, LGN and natural gas, which contributed to a higher portion of domestic oil processed by refineries (79% in 1H2002 compared to 78% in 1H2001), implying an improved cost structure.

- The decline in prices in January, mainly for diesel, resulting from lower international oil products prices and the deregulation of the domestic market. This factor was partially offset by higher export volumes, mainly from the Marlim Field. Comparisons with previous quarters remain valid, since international prices and the dollar will continue to be the criteria used to set prices.

- The net foreign exchange gain from the translation effect on shareholders' equity in overseas controlled companies, totaling R$327 million.

- The write-off (loss) of R$212 million of dry or non-commercial wells.

- Net financial expenses of R$1,684 million, primarily due to de depreciation of the Brazilian real and the Argentine peso against the dollar.

 *PETRÓLEO BRASILEIRO S.A.*
PETROBRAS

Company by Company Results

1Q-2002	Second Quarter 2002	2001		First Half 2002	2001
1,064	2,978	3,323	**PETROBRAS**	4,042	5,911
381	147	79	BR Distribuidora	528	124
59	(19)	199	Petroquisa	40	279
(55)	454	802	Braspetro – consolidated	399	1,313
18	(384)	(123)	Gaspetro – consolidated	(366)	(281)
(70)	(76)	(22)	PIFCo - consolidated	(146)	(28)
96	(6)	51	Transpetro – consolidated	90	107
20	(2)	36	Downstream - consolidated	18	172
			Less:		
(541)	(1,440)	(1,320)	Eliminations and adjustments	(1,982)	(2,446)
(106)	383	116	Minority Interests	278	264
866	2,035	3,140	**Consolidated net income (loss)**	2,901	5,415

The principal factors affecting the net income of each company were:

PETROBRAS – For 2Q2002 PETROBRAS posted net income of R$2,978 million, mainly due to the one percentage-point year-over-year increase in the gross margin, as a result of lower per-unit sales costs, reflecting lower oil production costs and lower importation costs. Other contributors to 2Q2002 results were: the write-off of R$77 million of dry or non-commercial wells; the R$360 million decrease in equity income compared to 2Q2001; and the higher depreciation of the Real against the dollar during the quarter (22.4% in 2Q2002 versus 6.6% in 2Q2001), causing a net negative financial result of R$506 million. For 1H2002, PETROBRAS posted net income of R$4,042 million (versus R$5,911 million for 2H2001), caused primarily by lower internal oil products prices and by a decrease in equity income.

BR – In 2Q2002, BR posted net income of R$147 million (R$79 million in 2Q2001), as a result of the growth in gross margins due to higher sales volume and greater market share (33.2% in June 2002 compared to 32.1% in June 2001). Net income for 1H2002 was R$528 million, 326% higher than in 1H2001 due primarily to 2.2% higher sales volume and profits from the sale of its stakes in 13 piped gas distribution companies to PETROBRAS, for R$334 million, net of taxes.

PETROQUISA – The R$19 million loss reported by PETROQUISA (versus a R$199 million profit in 2Q2001) reflects mainly lower interest income as Treasury Notes (NTN-P) were liquidated in December 2001 as well as production stoppages at COPENE and COPESUL, which reduced the supply of raw material for petrochemical production. In 1H2002 net income was R$40 million (R$279 million in 1H2001), impacted by the lower financial income in 2002 as financial income in 2001 was derived mostly from interest income on the Treasury Notes (NTN-P).

BRASPETRO – Consolidated 2Q2002 results for BRASPETRO were R$454 million (R$802 million in 2Q2001), primarily from exchange gains on the equity of overseas subsidiaries, amounting to R$628 million. For 1H2002, profits were R$399 million, R$914 million lower than for 1H2001. This was mostly due to the review of rates charged for chartering Brasoil's and Catleia's platforms to PETROBRAS, retroactive to 1998, and compensation from insurers, net of leasing payments, for the loss of the P-36 platform, both in 1H2001.

GASPETRO – Although the Bolivia-Brazil gas pipeline is operating above capacity for the current phase of the project, yielding a 124% increase in volume transported under contract and an improvement in the results of TBG, GASPETRO reported a R$384 million consolidated 2Q2002 loss. The loss is mainly due to R$848 million of exchange losses on foreign currency debt, caused by the 22.4% depreciation of the Real against the dollar. GASPETRO's consolidated loss for 1H2002 was R$366 million (loss of R$281 million in 1H2001). On March 28, 2002, GASPETRO acquired from PETROBRAS equity stakes in 13 piped gas distribution companies for a total of R$554 million.

PIFCo. – In 2Q2002, PIFCo posted a consolidated net loss of R$76 million (loss of R$22 million in 2Q2001), caused by a lower LIBOR, which is the benchmark used to reimburse PIFCo for its estimated financial expenses related to sourcing oil and oil product imports for PETROBRAS.

TRANSPETRO – TRANSPETRO reported a 2Q2002 consolidated net loss of R$6 million, versus net income of R$51 million in 1Q2001. The main reason was the recognition of R$77 million in financial expenses related to exchange depreciation on ship financing. For 1H2002, TRANSPETRO's net income was R$90 million, compared to net income of R$107 million in 1H2001.



DOWNSTREAM - DOWNSTREAM reported a R$2 million consolidated 2Q2002 net loss (profit of R$36 million in 2Q2001). This loss was primarily due to lower naphtha shipments from the subsidiary REFAP S/A to COPESUL, which began to import naphtha for its own account, and exchange losses upon the conversion of Argentine pesos to Brazilian reais of the shareholders' equity of EG-3 net of the R$18 in million discount amortization. DOWNSTREAM posted 1H2002 profit of R$18 million, 89% lower than in 1H2001. The reduction is mainly the result of the decrease in net operating income R$ 134 million, and the exchange loss at EG-3, net of the amortization of acquisition discount booked in December 2001 at the asset exchange between the Company and REPSOL/YPF. The discount value was based on expectations regarding the potential impact from the Argentine crisis.

Consolidated Financial Highlights

In 2Q2002, PETROBRAS, its subsidiaries and controlled companies generated total operating profit of R$5.6 billion, before interest, equity income, tax, depreciation and amortization (EBITDA), or 17% higher than in 2Q2001.

| | Second Quarter | | | | First Half | |
1Q-2002	2002	2001			2002	2001
33	40	41	Gross margin (%)		37	42
14	28	28	Operating margin (%)		22	28
8	13	21	Net margin (%)		11	19
2.487	5.557	4.732	EBITDA – R$ million		8.044	9.458

The gross margin improved in 2Q2002 when compared with 1Q2002, mainly due to the domestic sales price increases for oil products, reflecting higher international prices and the depreciation of the Real against the dollar during the quarter. The increase was partially offset by higher oil product import prices, caused by higher international price levels, and by the depreciation of the Real as well as higher oil production costs, the result of higher expenses with government participations and joint venture partners than in the previous quarter.
Operating margins improved over 1Q2001 for the above-mentioned reasons. Net 2Q2002 margins improved for the same reasons, partially offset, however, by higher net exchange losses from the 22.4% depreciation of the Real against the dollar in 2Q2002.

Consolidated Debt

	Millions of Reais (R$)			
	Jun. 30,2002	Mar. 31,2002	Δ %	Dec. 31,2001
Short-term Debt [1]	6,546	7,081	(8)	8,520
Long-term Debt [1]	24,892	20,069	24	18,241
Total Debt	31,438	27,150	16	26,761
Net Debt [1]	19,149	12,116	58	9,653
Net Debt/(Net Debt+Equity Ratio) [1]	38%	29%	9	25%
Total Net Assets [1] [2]	75,707	66,685	14	63,813
Capital Structure (liabilities / total assets)	58%	55%	3	55%

(1) Includes debt contracted by special purpose companies, used by PETROBRAS to structure Project Finance transactions. (R$ 7,611 million on 06/30/2002, R$ 6,424 million on 03/31/2002 and R$ 5,762 million on 12/31/2001, in addition to advances through consortium agreements with Nova Marlim S.A. (R$ 2,164 million).

(2) Total liabilities net of cash/cash equivalents

As of June 30, 2002, the PETROBRAS System reported a 58% increase in net debt compared to March 31, 2002, primarily due to a drawdown of cash balances to pay fiscal year 2001 dividends and an increase in debt from the quarter's 22.4% depreciation of the Real against the dollar.

The Company has been taking steps to improve its debt maturity profile, by borrowing for longer terms and simultaneously paying down shorter-term obligations. The debt/equity ratio was 58% on June 30, 2002, a 3% increase when compared to March 31, 2002.

Consolidated Capital Expenditures

In accordance with the objectives in the strategic plan for 2001-2005, PETROBRAS continues to prioritize capital expenditures in the development of oil and natural gas production, for its own account and through joint ventures. In 1H2002, capital expenditures totaled R$ 5,755 million (excluding investments through SPCs on an off-balance sheet basis, worth approximately US$306 million in first half 2002), representing an increase of 49% over investments made in 1H2001.

Millions of Reais (R$)					
	First Half				
	2002	%	2001	%	Δ %
Domestic market					
Own Investments	4.943	86	3.191	83	55
Exploration & Production	2.828	49	2.014	52	40
Supply	768	13	504	13	52
Gas and Energy	602	10	176	5	242
International	453	8	202	5	124
Distribution	175	3	68	2	157
Corporate	117	3	227	6	(48)
Ventures under Negotiation	289	5	38	1	661
Structured Projects	523	9	631	16	(17)
Exploration & Production	523	9	631	16	
Albacora	118	2	76	2	55
Espadarte/Marimbá/Voador	212	4	172	4	23
Cabiunas	28	-	74	2	(62)
Cia. Petrolífera Marlim	120	2	298	8	(60)
Others	45	1	11	-	309
Total Investments	5.755 *	100	3.860	100	49

* 2001 figures does not include the amount of approximatelly US$ 306 million invested by SPC's, as previously mentioned.

Millions of Reais (R$)					
	First Half				
	2002	%	2001	%	Δ %
International market	453	100	202	100	124
Exploration & Production	348	77	194	96	79
Supply	14	3	8	4	75
Gas and Energy	86	19	-	-	-
Distribution	2	-	-	-	-
Others	3	1	-	-	-
Total Investments	453	100	202	100	124

- In 1H2002, 63% of the Company's domestic capital expenditures for its own account were allocated to exploration and production.

- In line with its objective of increasing production, the Company has signed 59 Joint-Venture



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

promote future exploration activity.   Currently, 45 Consortia are operating, involving capital expenditures forecast at US$5,276 million.

Exploration & Production

2Q2002 domestic oil and NGL production was 3% higher than in 1Q2002, as a result of improvedoperating efficiency and, in particular, to the 150 thousand bpd production achieved by Marlin Sul field's P-40 system in June 2002.   June was also the month in which the Company reached a new oil production record of 1,550 thousand bpd, evidence of PETROBRAS' efforts to increase Brazilian production in an effort to reach a level of national self-sufficiency. The Campos basin field accounted for 82% of this production.   Since March 2002, when the 1,501 thousand bpd mark was set, the company has broken three other production records.

Barrels/Days (thousands)								
Second Quarter						First Half		
1Q-2002	2002	2001	Δ %			2002	2001	Δ %
1,526	1,564	1,336	17	Oil and LNG production		1,545	1,361	14
1,489	1,531	1,297	18	Domestic market		1,510	1,321	14
37	33	39	(15)	Foreign market		35	40	(13)
281	281	251	12	Natural gas production		281	253	11
262	260	226	15	Domestic market		261	229	14
19	21	25	(16)	Foreign market		20	24	(17)
1,807	1,845	1,587	16	Total production		1,826	1,614	13

* Excluding liquified gas and including reinjected gas

The 14% 1H2002 year-over-year increase in oil and NGL production was achieved as the result of the production start-up of new wells in the Marlim field (P-35 and P-37), the Espadarte field (FPSO-6) and, principally, the December 2001 start-up of the Marlim Sul P-38/P-40 system.

Overseas production of oil and natural gas reported a 14% 1H2002 year-over-year reduction, due mostly to production declines in Angola, lower gas demand in Argentina and the sale of production assets in the USA and the United Kingdom (PBUK).

Refining, Transport and Marketing

The 1% year-over-year increase in the share of domestic oil as a percentage of total refinery throughput in 2Q2002 sought to enhance profitability.

Barrels of Oil Equivalent (average for the period in thousands)								
Second Quarter						First Half		
1Q-2002	2002	2001	Δ %			2002	2001	Δ %
281	360	414	(13)	Crude oil imports		321	317	1
215	211	345	(39)	Oil product imports		213	361	(41)
160	287	105	173	Oil product exports		224	101	122
141	269	220	22	Crude oil exports		205	203	1
195	15	434	(97)	Net imports		105	374	(72)
1,722	1,658	1,659	-	Output of oil products		1,690	1,643	3
1,662	1,624	1,631	-	. Brazil		1,643	1,614	2
60	34	28	21	. International		47	29	62
2,022	2,022	1,991	2	Primary Processed Installed Capacity		2,022	1,991	2
1,931	1,931	1,931	-	. Brazil		1,931	1,931	-
91	91	60	52	. International		91	60	52
				Use of Installed Capacity				
85	82	85	(3)	. Brazil		84	85	(1)
66	79	60	19	. International		68	61	7
81	77	75	2	Domestic crude as % of total feedstock processed		79	78	1

PETROBRAS SYSTEM   Operational Highlights

Costs

				US$/barrel (1)			
	Second Quarter					**First Half**	
1Q-2002	**2002**	**2001**	**Δ %**		**2002**	**2001**	**Δ %**
				Lifting Costs:			
				. Brazil			
3.40	**2.94**	3.25	(9)	.. without government participation	**3.16**	3.32	(5)
6.69	**6.98**	6.91	1	.. with government participation	**6.84**	6.79	1
1.97	**2.46**	2.08	18	. International	**2.21**	2.16	2
				Refining cost			
1.01	**1.00**	0.99	1	. Brazil	**1.01**	1.01	-
1.18	**0.96**	1.19	(19)	. International	**1.07**	1.14	(6)
114	**130**	143	(9)	Overhead in US$ million [2]	**244**	279	(13)

(1) Prepared in accordance with Brazilian GAAP and translated into U.S. dollars at the average exchange rate during the period .

(2) Include enviromnemtal expenditures.

First half 2002 domestic lifting costs, excluding government participations, were 5% lower than in 1H2001, primarily due to the conversion to dollars of local currency costs, given the 14% higher Real depreciation against the dollar than in 1H2001. The 13% 2Q2002 decline from 1Q2002 was due to decreased usage of chartered drilling rigs and lower demurrage costs.

In 1H2002, domestic unit refining cost was unchanged from 1H2001, although the 2Q2002 cost was 1% lower than in 1Q2002, primarily due to the conversion to dollars of local currency costs, given the quarter's 5% higher Real depreciation against the dollar than in the previous quarter.

The 13% 1H2002 year-over-year reduction in Overhead expenses is also due to the depreciation of the Real against the dollar with the conversion of administrative expenses. 2Q2002 Overheads increased 14% over 1Q2002, primarily due to increased spending on contracted services, such as health, environment and safety (HES), sponsorships, publicity and institutional advertising.

PETROBRAS SYSTEM   Operational Highlights

Net Operating Revenue

Consolidated 2Q2002 net operating revenue grew by 7% over 2Q2001, indicative of higher export sales, partially compensated for by lower international oil product prices.

Exports of oil and oil products totaled R$2,961 million in 2Q2002, 89% higher than in the same period in 2001.

Net operating revenue was 41% higher than in 1Q2002, due to increase in selling prices for oil products, reflecting higher international oil products prices as well as the quarter's depreciation of the Real against the dollar.

				Millions of Reais (R$)			
	Second Quarter				**First Half**		
1Q-2002	2002	2001	Δ%		2002	2001	Δ%
9,375	13,092	12,478	5	**PETROBRAS**	22,467	24,098	(7)
3,759	4,379	3,845	14	BR Distribuidora	8,138	7,431	10
1,921	3,916	3,673	7	Braspetro – consolidated	5,837	5,857	-
137	142	78	82	Gaspetro – consolidated	279	155	80
2,653	5,599	4,812	16	PIFCo - consolidated	8,252	8,169	1
436	356	208	71	Transpetro – consolidated	792	413	92
720	939	732	28	Downstream - consolidated	1,659	1,421	17
				Less:			
(7,762)	(12,624)	(11,115)	14	Eliminations and adjustments	(20,386)	(19,333)	5
11,239	15,799	14,711	7	**Consolidated net operating revenues**	27,038	28,211	(4)

Sales Volume

Domestic 2Q2002 sales volume posted a 5% decline compared to the same period in 2001, mainly due to lower naphtha sales, since petrochemical companies have begun to directly import part of their naphtha requirements, and lower fuel oil sales, caused by competition from other fuels and the slowdown in manufacturing industry.

Of total export sales, exports by Marlim oil were 174% higher in 2Q2002 compared to 2Q2001.

				Thousands of barrels per day			
	Second Quarter				**First Quarter**		
1Q-2002	2002	2001	Δ %	Barrels/Day (thousand)	2002	2001	Δ %
1,594	1,592	1,718	(7)	**Total Oil Products**	1,593	1,711	(7)
26	32	24	34	Alcohol, Nitogen and others	29	31	(6)
141	147	125	18	Natural Gas	144	121	19
1,761	1,771	1,867	(5)	**Total domestic market**	1,766	1,863	(5)
316	575	325	77	**Total international market**	446	304	47
2,077	2,346	2,192	7	**Total (in thousand m^3)**	2,212	2,167	2



Cost of Consolidated Sales

On a year-over-year basis, total 2Q2002 sales costs increased by 39%, reflecting the new CIDE tax and the lower collection of the now extinct PPE in 2Q2001, owing to higher international oil prices in that quarter.

		Second Quarter				First Half		
1Q-2002	2002	2001	Δ %			2002	2001	Δ %
2.608	3.032	2.921	4	ICMS		5.640	5.793	(3)
173	231	1.890	(88)	PASEP/COFINS		403	3.719	(89)
3.613	3.608	-	-	CIDE		7.222	-	-
-	-	151	(100)	PPE		0	657	-
146	192	127	51	Others		337	242	39
6.539	7.063	5.089	39	Total		13.602	10.411	31

Millions of Reais (R$)

As of January 1, 2002, the Brazilian fuel market has been totally deregulated pursuant to Law 9478 (the Petroleum law) and Law 9990 of August 1997 and July 21, 2001, respectively. Other companies are now permitted to produce and sell fuels to the domestic market as well as import and export oil products. As part of the deregulation process, under Law 10336 of December 19, 2001, the Federal Government has introduced the so-called Intervention Contribution of the Economic Domain charge (Contribuição de Intervenção do Domínio Econômico – CIDE) on the import and sale of fuels. The charge is being levied on producers, mixers and importers. Collection of the charge is made in Reais pursuant to the provisions of article 5 of Law 10336 and based on the unit measure sold for each fuel type.

The 88% year-over-year reduction in PASEP/COFINS in 2Q2002 also reflects the regulation to Law 10336/2001, article 8, which permits these charges to be offset against CIDE payments.

PETRÓLEO BRASILEIRO S.A.
PETROBRAS

Income Statement - Consolidated

1Q-2002	2002	2001		2002	2001
17.778	22.862	19.800	**Gross Operating Revenues**	40.640	38.622
(6.539)	(7.063)	(5.089)	**Sales Deductions**	(13.602)	(10.411)
11.239	15.799	14.711	**Net Operating Revenues**	27.038	28.211
(7.537)	(9.498)	(8.668)	Cost of Goods Sold	(17.035)	(16.501)
3.702	6.301	6.043	**Gross Profit**	10.003	11.710
			Operating Expenses		
(1.067)	(1.248)	(1.035)	Sales, General & Administrative	(2.315)	(1.893)
(232)	(286)	(222)	Cost of Prospecting, Drilling & Lifting	(518)	(346)
(88)	(82)	(71)	Research & Development	(169)	(129)
(173)	(268)	(187)	Taxes	(441)	(335)
(566)	(15)	(348)	Others	(581)	(1.237)
			Net Financial Expense		
702	1.002	831	Income	1.704	1.665
(442)	(551)	(495)	Expense	(993)	(950)
585	907	276	Monetary & Foreign Exchange Correction - Assets	1.492	473
(702)	(3.185)	(1.163)	Monetary & Foreign Exchange Correction - Liabilities	(3.887)	(2.457)
143	(1.827)	(551)		(1.684)	(1.269)
(1.983)	(3.724)	(2.414)		(5.708)	(5.209)
(40)	594	175	Gains from Investment in Subsidiaries	554	352
1.679	3.170	3.804	Operating Profit	4.849	6.853
8	(8)	15	**Non-operating Income (Expense)**	(1)	152
(715)	(1.510)	(795)	**Income Tax & Social Contribution**	(2.225)	(1.854)
(106)	383	116	**Minority interest**	278	264
866	2.035	3.140	**Net Income (Loss)**	2.901	5.415

(1) Prepared in accordance with Brazilian GAAP.



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

Balance Sheet - Consolidated

Assets	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Assets	**33,527**	**32,591**
Cash and Cash Equivalents	12,289	15,034
Accounts Receivable	8,116	6,998
Inventories	9,157	7,539
Others	3,965	3,020
Non-current assets	**13,583**	**12,359**
Petroleum & Alcohol Account	839	164
Ventures under Negotiation	711	533
Advances to Suppliers	1,069	883
Marketable Securities	844	707
Investments in Companies to be Privatized	437	469
Deferred Taxes and Social Contribution	1,972	2,697
Advance for Pension Plan Migration	2,702	2,621
Others	5,009	4,285
Fixed assets	**33,275**	**30,345**
Investments	2,112	1,642
Property, Plant & Equipment	30,741	28,265
Deferred	422	438
Total Assets	**80,385**	**75,295**

Liabilities	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Liabilities	**21,167**	**20,449**
Short-term Debt	3,962	3,866
Suppliers	5,119	4,286
Taxes & Social Contribution Payable	5,881	4,546
Project Finance and Joint Ventures	2,164	2,164
Pension fund obligations	253	286
Proposed Dividends	37	2,373
Others	3,751	2,928
Long-term Liabilities	**27,394**	**24,480**
Long-term Debt	17,701	14,696
Pension Plan	2,440	2,410
Health Care Benefits	3,498	3,383
Deferred Taxes & Social Contribution	2,873	3,204
Others	882	787
Provision for Future Earnings	234	233
Minority Interest	**(183)**	**153**
Shareholders' Equity	**31,773**	**29,979**
Capital Stock	16,631	16,631
Reserves	12,241	12,482
Net income in the Period	2,901	866
Total liabilities	**80,385**	**75,295**



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

Cash Flow Statement – Consolidated

	Second Quarter			Millions of Reais (R$) First Half	
1Q-2002	2002	2001		2002	2001
866	2,036	3,140	Net Income (Loss)	2,901	5,415
729	2,338	(822)	(+) Adjustments	3,066	1,603
911	1,153	551	Depreciation & Amortization	2,064	1,686
24	(675)	376	Petroleum & Alcohol Account	(651)	840
328	2,265	1,173	Charges on Financing and Connected Companies	2,592	2,553
(534)	(405)	(2,922)	Other Adjustments	(939)	(3,476)
1,595	4,375	2,318	(=) Net Cash Generated by Operating Activities	5,967	7,018
2,709	3,370	1,453	(-) Cash used for Cap.Epend.	6,077	2,857
1,311	2,288	1,018	Investment in E&P	3,599	2,075
383	420	197	Investment in Refining & Transport	802	332
184	384	124	Investment in Gas and Energy	568	147
405	373	116	Project Finance	778	132
(16)	(22)	(53)	Dividends	(38)	(87)
442	(74)	51	Other investments	368	258
(1,114)	1,005	865	(=) Free cash flow	(110)	4,161
960	3,749	2,750	(-) Cash used in Financing Activities	4,709	4,311
(2,074)	(2,744)	(1,885)	(=) Net cash Generation in the Period	(4,819)	(150)
17,108	15,034	13,126	Cash at the Beginning of Period	17,108	11,391
15,034	12,289	11,241	Cash at the End of Period	12,289	11,241



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

Value Added Statement - Consolidated

	Millions of Reais (R$)	
	First Half	
	2002	2001
Description		
Gross Operating Revenue from Sales &/ Services	40,574	39,414
Raw Materials Used	(2,587)	(3,290)
Products for Resale	(6,078)	(6,111)
Materials, Energy, Services & Others	(4,589)	(4,739)
Value Added Generated	27,320	25,274
Depreciation & Amortization	(2,064)	(1,686)
Participation in Associated Companies	554	352
Financial Income	3,196	2,161
Total Distributable Value Added	29,006	26,101
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	1,659	1,434
Government Entities		
Taxes, Fees and Contributions	15,042	11,385
Government Participation	2,621	1,895
Deferred Income Tax & Social contribution	370	306
	18,033	13,586
Financial Institutions and Suppliers		
Financial Expenses, Interest, Rent & Freight	6,691	5,929
Shareholders		
Dividends	-	1,217
Minority Interest	(278)	(264)
Retained Income	2,901	4,199
	2,623	5,152



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

Consolidated Statement of Business Segmentation – June 30, 2002

	E&P	ABAST	GAS & ENERGY	DISTRIB.	International	CORPOR.	Eliminations	TOTAL
Income Statements								
Net Operating Revenues	14,214	21,424	1,065	8,139	1,475	-	(19,279)	27,038
Intersegments	11,976	6,775	217	154	157	-	(19,279)	-
Third Parties	2,238	14,649	848	7,985	1,318	-	-	27,038
Cost of Goods Sold	(7,603)	(18,401)	(942)	(7,255)	(1,258)	-	18,424	(17,035)
Gross Profit	6,611	3,023	123	884	217	-	(855)	10,003
Operating Expenses	(819)	(1,189)	(237)	(617)	5	(1,103)	(64)	(4,024)
Sales, General & Administrative	(101)	(982)	(65)	(577)	(128)	(462)	-	(2,315)
Tax	-	(32)	(9)	(45)	(11)	(344)	-	(441)
Cost of Prospecting, Drilling & Lifting	(453)	-	-	-	(65)	-	-	(518)
Research & Development	(76)	(49)	(5)	-	-	(39)	-	(169)
Others	(189)	(126)	(158)	5	209	(258)	(64)	(581)
Operating Profit (Loss)	5,792	1,834	(114)	267	222	(1,103)	(919)	5,979
Interest Income (Expenses)	(318)	(70)	(402)	17	(199)	(712)	-	(1,684)
Gains from Investment in Subsidiaries	-	(26)	9	-	(103)	674	-	554
Non-operating Income (Expense)	(2)	(5)	(1)	2	13	(8)	-	(1)
Income before Taxes & Minority Interest	5,472	1,733	(508)	286	(67)	(1,149)	(919)	4,848
Income Tax & Social Contribution	(1,911)	(608)	(112)	(101)	26	145	336	(2,225)
Minority interest	-	(13)	432	(51)	(1)	(89)	-	278
Employee interest	-	-	-	-	-	-	-	-
Net Income (Loss)	3,561	1,112	(188)	134	(42)	(1,093)	(583)	2,901

	E&P	ABAST	GAS & ENERGY	DISTRIB.	Inter	CORPOR.	Eliminations	TOTAL
				Millions of Reais (R$)				
Contractual contingencies – thermoelectric producers			(125)					(125)
Actuarial expense – employee retirement plan					(16)	(192)		(208)
Unscheduled stoppages – plant and equipment		(27)						(27)
Equipment pending programming	(121)							(121)
Partial reverse of exchange losses provisions from past results					193			193
Reverse of deferred tax credits from income tax and social contribution	(112)	(1)			(32)	13		(132)
Others	44	(98)	(33)	21	48	(79)	(64)	(161)
	(189)	(126)	(158)	5	209	(258)	(64)	(581)



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

Consolidated Statement of Business Segmentation – June 30, 2002

	Millions of Reais (R$)						
	E&P	ABAST	GAS & ENERGY	DISTRIB	INTERN	Corporate	Elimina-tions	TOTAL
Assets	23,947	21,900	7,914	4,360	5,483	21,426	(4,645)	80,385
Current Assets	4,532	12,311	1,840	2,833	1,683	12,901	(2,573)	33,527
Cash and Cash Equivalents	-	1,112	139	96	524	10,418	-	12,289
Others	4,532	11,199	1,701	2,737	1,159	2,483	(2,573)	21,238
Non-current assets	3,046	1,013	2,876	584	328	7,711	(1,975)	13,583
Petroleum & Alcohol Account	-	-	-	-	-	839	-	839
Marketable Securities	-	6	-	1	-	837	-	844
Others	3,046	1,007	2,876	583	328	6,035	(1,975)	11,900
Fixed assets	16,369	8,576	3,198	943	3,472	814	(97)	33,275

	Millions of Reais (R$) INTERNATIONAL						
	E&P	ABAST	Distribution	G&E	Corporate	Eliminations	TOTAL
INTERNATIONAL AREA							
Assets	3,060	765	393	869	600	(204)	5,483
INCOME STATEMENTS							
Net Operating Revenues	363	1,265	531	110	-	(794)	1,475
Inter-segments	255	609	36	51	-	(794)	157
Third Parties	108	656	495	59	-	-	1,318
Operating Profit (Loss)	58	86	(108)	25	160	-	221
Net Income (Loss)	41	42	(69)	(143)	86	-	(43)

The accounting information in relation to each business segment was prepared on the basis of accountability, with the objective of attributing to the business segments only those items over which they have effective control.

We highlight below the principal criteria used in segmentation of the businesses:

a) Net operating revenues: including revenues generated from sales to external clients, plus sales between business segments based on the internal transfer price established for transactions between areas.

b) Operating profit encompasses net operating revenues, cost of products and services sold allocated on a business-by-business basis taking into account the domestic transfer price and the remaining operating costs of each segment. Operating expenses are also computed on the basis of those expenses effectively incurred by each segment



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

1. Changes in the Petroleum and Alcohol Accounts

	Second Quarter			First Half	
1Q-2002	2002	2001		2002	2001
187	164	2,536	Initial Balance	187	2,951
(14)	-	(200)	Collection of PPE:	(14)	(706)
(10)	590	34	Reimbursement to 3rd Parties	580	30
(1)	84	98	Reimbursement to PETROBRAS	83	137
2	1	12	Intercompany Lending Charges	3	19
-	-	(369)	Regularization - GTI*	-	(369)
164	839	2,111	Final Balance	839	2,062

Millions of Reais (R$)

* INTER-MINISTERIAL WORKING PARTY

In the second quarter of 2002, the balance of the Petroleum and Alcohol Accounts increased by R$675 million, reaching R$839 million. The principal factors contributing to this increase were:

· Provisions totaling R$600 million with respect to expenses envisaged by Article 7 of Law 10453 of 13/05/02 regarding the Program for Equalization of Sugar Cane Production Costs in the North-eastern Region, as well as the collection of receivables and payment of obligations as set out by the National Oil Agency (ANP).

· The implementation of permanent procedures for determining the result of alcohol sales, in the amount of R$83 million, of which R$53 million is from the reimbursement of alcohol purchases not delivered by defaulting mills and R$30 million from a review of changes in alcohol inventories in the North and North-eastern regions of the country.

· Reimbursement of subsidies to distributors and Sugar Cane Thermal Power Plants, related to debit and credit notices for a net credit of R$10 million for the period up to December 2001, pursuant to Law 10453 of May 13, 2002.

In 2002, the National Petroleum Agency (ANP), in ANP Ruling nº 50, dated April 19, 2002, designated an Audit Commission to certify the regularity and correctness of the Oil, Oil products and Alcohol accounts for the period July 1, 1998, to November 30, 2002, which will conclude the process of reconciliation of these accounts with the Federal Government, the formalization of which will be by means of a Statement of Admission of Debt, to be signed by December 31, 2002, pursuant to Decree 4292 of June 28, 2002.

PETRÓLEO BRASILEIRO S.A.
PETROBRAS

2. Consolidated Taxes and Charges

PETROBRAS' economic contribution in 2Q2002, as measured by payments of taxes, fees and charges, totaled R$7,667 million, a 42% increase over 2Q2001. For 1H2002, the increase was 46% over 1H2001.

					Millions of Reais (R$)			
	Second Quarter					**First Half**		
1Q-2002	2002	2001	Δ %			2002	2001	Δ %
2,179	2,460	2,541	(3)	Value Added Tax (ICMS)		4,638	5,000	(7)
870	239	1,934	(88)	PASEP/COFINS (1)		1,109	3,866	(71)
1,589	1,161	813	43	Income Tax & Social Contribution on Pro		2,751	1,087	153
2,500	3,593	-	-	Import Tax / CIDE (2)		6,093	2	-
163	214	123	74	Others		376	210	79
302	337	59	471	**Economic Contribution - Foreign**		639	80	698
7,603	8,004	5,470	46	Total		15,606	10,245	52

(1) Please see comments on sales deductions on Page 12.
(2) CIDE – INTERVENTION CONTRIBUTION OF THE ECONOMIC DOMAIN (CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIC ECONÔMICO)

3. Government Participations

					Millions of Reais (R$)			
	Second Quarter					**First Half**		
1Q-2002	2002	2001	Δ %			2002	2001	Δ %
539	729	535	36	Royalties		1,268	1,046	21
350	503	329	53	Special Participation		853	798	7
73	-	-	-	Surface Rental Fees		73	61	20
55	17	17		**Foreign**		72	36	100
1,017	1,249	881	42	Total		2,266	1,941	17

The 35% year-over-year growth in royalty payments in 2Q2002 compared to 1Q2002 reflects the growth in domestic production and the impact of the Real's depreciation against the dollar on reference prices for domestic oil, which is the basis for establishing the amount of royalties to be paid.

Highly productive fields such as Marlim, Albacora, Barracuda and Marlim Sul are subject to special participation payments, the value of which is a function of the variation in the reference prices of the oil lifted, based on methodology established by ANP and calculated on the basis of the previous quarter's prices. When compared to 1Q2002, the special participation value paid in 2Q2002 increased by 44%, due to higher oil reference prices and higher production volume in the 1Q2002 base, used to calculate the 2Q2002 payment.


PETRÓLEO BRASILEIRO S.A.
PETROBRAS

4. Reconciliation of Consolidated Results and Shareholders' Equity.

	Millions of Reais (R$)	
	Shareholder's Equity	Result
As per PETROBRAS' quarterly June 30, 2002 information	33,761	4,042
Profit from sale of product from Subsidiaries' inventories	(133)	(133)
Reversal of inventory profits from previous periods		68
Capitalized Interest	(55)	3
Incorporation of controlled companies' negative shareholders' equity	(1,406)	(698)
Non realized gains from natural gas Companies sale	(172)	(172)
Other eliminations	(222)	(209)
As per PETROBRAS' consolidated quarterly June 30, 2002 information	31,773	2,901

* According to CVM Norm 247/96 and PUBLIC NOTIFICATION/CVM/SNC/SEP04/96, the losses on investments, when valued by the equity income method, were considered to be of a temporary nature and, if the controlled companies are still operating and do not require financial support from their controlling shareholder, the losses should be limited to the amount invested by the controlling shareholder. The losses from negative net worth of controlled companies should therefore not have any effect on PERTROBRAS' results or shareholders' equity, and should be dealt with in a reconciliation of the stand-alone financial statements of PETROBRAS and its Consolidated Financial Statements.

5. Environmental and Social Projects

The main Environmental and Social Projects can be found at PETROBRAS' site: www.petrobras.com.br - investor relations.

6. PETROBRAS' shares and ADR program

	Nominal Valuation				
	Second Quarter			First Half	
1Q-2002	2002	2001		2002	2001
16.8%	-13.5%	17.3%	Petrobras ON	1.0%	24.5%
12.9%	-15.0%	15.0%	Petrobras PN	-4.0%	17.9%
13.6%	-28.8%	9.2%	ADR - Level III - ON	-19.1%	3.0%
12.1%	-30.2%	7.5%	ADR - Level III - PN	-21.7%	1.2%
-2.4%	-16.0%	0.8%	IBOVESPA	-18.0%	-4.6%
3.8%	-11.2%	6.3%	DOW JONES	-7.8%	-2.6%
-5.4%	-20.7%	17.4%	NASDAQ	-25.0%	-12.5%

The book value of PETROBRAS' shares at June 30, 2002, was R$31.08.



PETRÓLEO BRASILEIRO S.A.
PETROBRAS

Income Statement – Controlling Company

	Second Quarter			First Half	
1Q-2002	2002	2001	**Millions of Reais (R$)**	2002	2001
15,027	19,228	16,835	Gross Operating Revenues	34,255	33,100
(5,652)	(6,136)	(4,357)	Sales Deductions	(11,788)	(9,002)
9,375	13,092	12,478	Net Operating Revenues	22,467	24,098
(6,158)	(7,612)	(7,341)	Cost of Good Sold	(13,770)	(14,006)
3,217	5,480	5,137	Gross Profit	8,697	10,092
			Operating Expenses		
(711)	(707)	(750)	Selling, General & Administrative	(1,418)	(1,357)
(228)	(225)	(187)	Cost of Prospecting, Drilling & Lifting	(453)	(301)
(88)	(81)	(70)	Research & Development	(169)	(128)
(122)	(217)	(152)	Taxes	(339)	(275)
(677)	(349)	(726)	Others	(1,026)	(1,525)
			Net Financial Expense		
614	912	624	Income	1,526	1,345
(290)	(225)	(327)	Expenses	(515)	(690)
141	2,856	703	Net Monetary & Foreign Exchange Assets	2,997	1,641
(185)	(4,049)	(1,391)	Net Monetary & Foreign Exchange Liabilities	(4,234)	(3,115)
280	(506)	(391)		(226)	(819)
(6)	799	1,159	Gains from Investment in Subsidiaries	793	1,996
1,665	4,194	4,020	Operating profit	5,859	7,683
117	(3)	59	Non-Operating Income (Expense)	114	(48)
(718)	(1,213)	(756)	Income Tax & Social Contribution	(1,931)	(1,724)
1,064	2,978	3,323	Net Income (Loss)	4,042	5,911


Balance Sheet – Controlling Company

Assets	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Assets	26,875	23,153
Cash and Cash Equivalents	8,989	9,544
Accounts Receivable	7,642	4,407
Inventories	7,847	6,681
Others	2,397	2,521
Non-Current Assets	22,097	17,345
Petroleum & Alcohol Account	839	164
Subsidiaries, Controlled and Associate Companies	11,832	8,072
Ventures being Negotiated	711	533
Advances to Suppliers	1,069	883
Advances to Migration - Petros Plan	2,702	2,621
Deferred Taxes and Social Contribution	1,284	1,857
Others	3,660	3,215
Fixed Assets	29,446	27,815
Investments	9,364	8,563
Property, plant & equipment	19,725	18,920
Deferred	357	332
Total Assets	**78,418**	**68,313**

Liabilities	Millions of Reais (R$)	
	Jun. 30,2002	Mar. 31,2002
Current Liabilities	27,269	21,478
Short-term Debt	1,009	1,255
Suppliers	15,448	9,548
Taxes & Social Contribution Payable	5,016	3,596
Dividends	36	2,326
Project Finance and Joint Ventures	2,164	2,164
Pension Plan	219	249
Others	3,377	2,340
Long-term Liabilities	17,388	16,053
Long-term Debt	6,851	5,612
Subsidiaries and Affiliates	2,241	1,885
Pension Plan	2,205	2,197
Health Care Benefits	3,226	3,120
Deferred Taxes & Social Contribution	2,709	3,065
Others	156	174
Shareholders' Equity	33,761	30,782
Capital Stock	16,631	16,631
Reserves	13,088	13,087
Net Income in the Period	4,042	1,064
Total Liabilities	**78,418**	**68,313**


Cash Flow Statement – Controlling Company

1Q-2002	Second Quarter 2002	Second Quarter 2001		Millions of Reais (R$) First Half 2002	Millions of Reais (R$) First Half 2001
1,064	2,978	3,323	Net Income (Loss)	4,042	5,911
(1,952)	4,061	250	(+) Adjustments	2,109	1,164
657	832	303	Depreciation & amortization	1,489	1,193
24	(675)	425	Petroleum & alcohol account	(651)	840
(2,566)	3,354	876	Supply petroleum & petroleum products - Foreign	788	(447)
79	355	396	Charges related to financing and associated companies	434	755
(146)	195	(1,750)	Other adjustments	49	(1,177)
(888)	7,039	3,573	(=) Net Cash generated by operating activities	6,151	7,075
1,926	2,114	1,191	(-) Cash used in investing activities	4,040	2,315
1,071	1,312	793	Investment in E&P	2,383	1,637
296	349	170	Investment in refining & transport	645	321
54	52	100	Investment in Gas & Energy	106	124
405	373	116	Structured projects net of advances	778	132
-	(40)	(231)	Dividends	(40)	(231)
100	68	243	Other investments	168	332
(2,814)	4,925	2,382	(=) Free cash flow	2,111	4,760
2,748	5,480	4,621	(-) Cash used in financing activities	8,228	5,931
(5,562)	(555)	(2,239)	(=) Net cash generation in the period	(6,117)	(1,171)
15,106	9,544	11,242	Cash at the beginning of period	15,106	10,174
9,544	8,989	9,003	Cash at the end of period	8,989	9,003

PETROBRAS S.A   Financial Statements

Value Added Statement – Controlling Company

Description	Millions of Reais (R$) First Half	
	2002	2001
Gross Operating Revenue from Sales +/ Services	34,339	33,174
Raw Materials Used	(2,586)	(3,290)
Products for Resale	(2,072)	(3,204)
Materials, Energy, Services & Others	(3,920)	(4,099)
Value Added Generated	**25,761**	**22,581**
Depreciation & Amortization	(1,489)	(1,193)
Subsidiaries	793	1,996
Financial Income	2,437	1,664
Total Distributable Value Added	**27,502**	**25,048**
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	1,221	1,207
	1,221	1,207
Government Entities		
Taxes, Fees and Contributions	13,869	10,849
Government Participation	2,621	1,895
Deferred Income Tax & Social contribution	502	460
	16,992	13,204
Financial Institutions and Suppliers		
Financial Expenses, Rent & Freight	5,247	4,726
Shareholders		
Dividends	-	1,214
Profit (Loss) in the period	4,042	4,697
	4,042	5,911


http://www.petrobras.com.br/ri

For additional information, please visit PETROBRAS' web site at:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Relacionamento com Investidores
Luciana Bastos de Freitas Rachid – Executive manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
(55 - 21) 2534-1510

THOMSON FINANCIAL
Isabel Vieira (NY)
(212) 701-1823
E-mail: isabel.vieira@thomsonir.com
Valter Faria (Brazil)
(55 - 11) 3848-0887 ext. 202
E-mail: valter.faria@thomsonir.com.br






August 09, 2002

DELIVER BY MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Petróleo Brasileiro S.A. - PETROBRAS Reg. No. 333-12298

Ladies and Gentlemen:

Enclosed for filing are eight complete copies of the free translation of the document **"PETROBRAS ANNOUCES SECOND QUARTER 2002 RESULTS"** filed on Form 6-K pursuant to Rule 15d-16 of the Securities Exchange Act of 1934 (the "Exchange Act"), which was filed with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission), on August 06, 2002 pursuant to the CVM's rules governing listed companies in Brazil.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please do not hesitate to contact the undersigned at (55 - 21) 2534-1510 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours

Luciana Bastos de Freitas Rachid
Executive Manager
Investor Relations